                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 13)1

                              ANGELICA CORPORATION
                              --------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    034663104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                August 30, 2006
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 35 Pages)

--------
1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                        Page 2 of 35 Pages
-------------------------                       --------------------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
-------------------------------------------------------------------------------
 NUMBER OF          7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                       1,847,250
  OWNED BY    ------------------------------------------------------------------
    EACH            8       SHARED VOTING POWER
 REPORTING
PERSON WITH                        - 0 -
              ------------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                                   1,847,250
              ------------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                                   - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                     1,847,250
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                        Page 3 of 35 Pages
-------------------------                       --------------------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                       1,847,250
  OWNED BY    ------------------------------------------------------------------
    EACH            8       SHARED VOTING POWER
 REPORTING
PERSON WITH                        - 0 -
              ------------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                                   1,847,250
              ------------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                                   - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                     1,847,250
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                        Page 4 of 35 Pages
-------------------------                       --------------------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                       1,847,250
  OWNED BY    ------------------------------------------------------------------
    EACH            8       SHARED VOTING POWER
 REPORTING
PERSON WITH                        - 0 -
              ------------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                                   1,847,250
              ------------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                                   - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                     1,847,250
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                        Page 5 of 35 Pages
-------------------------                       --------------------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     JAMES HENDERSON
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                       - 0 -
  OWNED BY    ------------------------------------------------------------------
    EACH            8       SHARED VOTING POWER
 REPORTING
PERSON WITH                        - 0 -
              ------------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                                   - 0 -
              ------------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                                   - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                        Page 6 of 35 Pages
-------------------------                       --------------------------------

================================================================================
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     JOHN QUICKE
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                       - 0 -
  OWNED BY    ------------------------------------------------------------------
    EACH            8       SHARED VOTING POWER
 REPORTING
PERSON WITH                        - 0 -
              ------------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                                   - 0 -
              ------------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                                   - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                        Page 7 of 35 Pages
-------------------------                       --------------------------------

                  The following  constitutes  Amendment No. 13  ("Amendment  No.
13") to the Schedule 13D filed by the undersigned.  This Amendment No. 13 amends the Schedule 13D as specifically set forth.

         Item 4 is hereby amended to add the following:

                  On  August  30,  2006,   Steel  Partners  II  entered  into  a
Settlement  Agreement  with the Issuer  pursuant  to which the Issuer has agreed that James  Henderson and John Quicke,  designees of Steel  Partners II, will be named to the Issuer's  Board of Directors to fill two  vacancies  created by the voluntary  resignation  and  retirement of current Board members Dr.  William A.
Peck and Susan Elliott.  The Issuer has also agreed to phase in a  de-staggering of its Board of Directors  beginning in 2007. All directors elected prior to the
2007 annual meeting of shareholders will serve the remainder of their three-year terms,  but those  directors  elected  at and after the 2007  annual  meeting of shareholders  will only  serve  one year  terms.  Accordingly,  the new Board of
Directors  will  consist of Steve  O'Hara and Ron  Kruszewski,  whose terms will expire in 2009,  John  Quicke,  Don Hubble and Dr. Ron Riner,  whose  terms will expire in 2007, and James Henderson,  Kelvin Westbrook and Chuck Mueller,  whose terms will expire in 2008. Concurrently with the election of Steel Partners II's designees,  one Steel Partners II director will be appointed,  at Steel Partners
II's  recommendation and in any combination  determined by Steel Partners II, to serve as a member of each of the Compensation and Organization Committee and any future  executive  committee or special  committee  established  by the Board of
Directors, subject to certain limitations.

                  Under the Settlement  Agreement,  Steel Partners II has agreed not to conduct an election  contest prior to the Issuer's 2007 annual meeting of shareholders  and to support the election of Steve O'Hara and Ron  Kruszewski at the 2006 annual  meeting of  shareholders.  In addition,  Steel  Partners II has agreed not to propose any other matter for a shareholder vote at the 2006 annual meeting of  shareholders  or the 2007  annual  meeting of  shareholders.  To the extent  Steel  Partners  II does  not run a slate  in  opposition  to the  slate recommended by the Board of Directors as candidates for election to the Board of
Directors at the 2007 annual meeting of shareholders,  the Issuer is required to re-nominate,  recommend  and support  Steel  Partners II's Class II director for election to another term.  To the extent Steel  Partners II does not run a slate in opposition to the slate  recommended  by the Board of Directors as candidates for  election  to  the  Board  of  Directors  at  the  2008  annual  meeting  of shareholders, the Issuer is required to re-nominate, recommend and support Steel
Partners  II's Class III director for election to another term.  The  Settlement
Agreement  prohibits  Steel  Partners II from,  among other  things,  forming or joining  a group  of  other  shareholders,  calling  meetings  of  shareholders, effecting or encouraging a tender offer or business combination, or taking other specified  actions to affect the control of the management or Board of Directors of the Issuer, subject to specified exceptions.

                  The  Settlement  Agreement  further  requires  that the Issuer refrain from  renewing its  Shareholder  Rights Plan  without  first  satisfying certain conditions. The Issuer will also amend its Bylaws to more clearly define the authority and responsibility of the Lead Director. Within one year after the

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                        Page 8 of 35 Pages
-------------------------                       --------------------------------

effective date of the Settlement Agreement,  a meeting of the Board of Directors will be held to consider  the  separation  of the roles of the  Chairman and the
Chief  Executive  Officer.

                  James  Henderson  and John Quicke each entered  into  separate
agreements  (the  "Directors   Agreements")  with  the  Issuer  whereby  Messrs.
Henderson  and Quicke each agreed to serve as a member of the Board of Directors of the Issuer and to be bound by the terms of the Settlement Agreement.

                  The foregoing  description of the Settlement Agreement and the
Directors  Agreements  does not purport to be complete  and is  qualified in its entirety by reference to such agreements, which are filed as exhibits hereto and incorporated herein by reference.

         Item 6 is hereby amended to add the following:

                  Reference is made to the  Settlement  Agreement  and Directors
Agreements defined and described in Item 4.

         Item 7 is hereby amended to add the following exhibits:

         8.       Settlement Agreement by and among Angelica Corporation,  Steel
                  Partners, L.L.C. and Steel Partners II, L.P., dated August 30,
                  2006.

         9.       Agreement by and among Angelica  Corporation,  Steel Partners,
                  L.L.C., Steel Partners II, L.P. and James R. Henderson,  dated
                  August 30, 2006.

         10.      Agreement by and among Angelica  Corporation,  Steel Partners,
                  L.L.C.,  Steel Partners II, L.P. and John Quicke, dated August
                  30, 2006.

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                        Page 9 of 35 Pages
-------------------------                       --------------------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2006               STEEL PARTNERS II, L.P.

                                       By:   Steel Partners, L.L.C.
                                             General Partner

                                       By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                       STEEL PARTNERS, L.L.C.

                                       By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                       /s/ Warren G. Lichtenstein
                                       -----------------------------------------
                                       WARREN G. LICHTENSTEIN

                                       /s/ James Henderson
                                       -----------------------------------------
                                       JAMES HENDERSON

                                       /s/ John Quicke
                                       -----------------------------------------
                                       JOHN QUICKE

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 10 of 35 Pages
-------------------------                       --------------------------------

                                  EXHIBIT INDEX

EXHIBIT                                                                     PAGE

1.       Joint  Filing   Agreement  by  and  between   Steel                  --
         Partners II, L.P. and Warren G. Lichtenstein, dated
         April 24, 2003 (previously filed).

2.       Joint Filing  Agreement by and among Steel Partners                  --
         II,  L.P.,  Steel  Partners,  L.L.C.  and Warren G.
         Lichtenstein,   dated  May  25,  2004   (previously
         filed).

3.       Letter  from Steel  Partners  II,  L.P. to Angelica                  --
         Corporation,  dated  December 14, 2005  (previously
         filed).

4.       Response letter from Steel Partners II, L.P. to the                  --
         Director  and  Chairman of the Special  Independent
         Committee of Angelica  Corporation,  dated December
         14, 2005 (previously filed).

5.       Business  Proposal  Letter from Steel  Partners II,                  --
         L.P. to Angelica  Corporation,  dated  December 14,
         2005 (previously filed).

6.       Nomination  Letter from Steel  Partners II, L.P. to                  --
         Angelica  Corporation,   dated  December  14,  2005
         (previously filed).

7.       Joint Filing  Agreement by and among Steel Partners                  --
         II,  L.P.,  Steel  Partners,   L.L.C.,   Warren  G.
         Lichtenstein,  James  Henderson  and  John  Quicke,
         dated as of February 3, 2006 (previously filed).

8.       Settlement   Agreement   by  and   among   Angelica            12 to 31
         Corporation,   Steel  Partners,  L.L.C.  and  Steel
         Partners II, L.P., dated August 30, 2006.

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 11 of 35 Pages
-------------------------                       --------------------------------

9.       Agreement by and among Angelica Corporation,  Steel            32 to 33
         Partners, L.L.C., Steel Partners II, L.P. and James
         R. Henderson, dated August 30, 2006.

10.      Agreement by and among Angelica Corporation,  Steel            34 to 35
         Partners,  L.L.C., Steel Partners II, L.P. and John
         Quicke, dated August 30, 2006.

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 12 of 35 Pages
-------------------------                       --------------------------------

                              SETTLEMENT AGREEMENT

         THIS SETTLEMENT AGREEMENT (the "AGREEMENT") dated as of August 30, 2006
(the "EFFECTIVE DATE") by and among Angelica Corporation, a Missouri corporation
(the "COMPANY"),  Steel Partners,  L.L.C., a Delaware limited  liability company
("STEEL PARTNERS"),  and Steel Partners II, L.P., a Delaware limited partnership
("STEEL II" and, together with Steel Partners, "STEEL").

                              W I T N E S S E T H:

         A. The Company has outstanding approximately 9,431,341 shares of Common
Stock (as defined below).

         B. On February 6, 2006, Steel filed a twelfth amendment to Schedule 13D previously  filed by Steel with  respect  to the  Company  indicating  that they planned to (i) seek  representation  on the  Company's  Board of Directors  (the
"BOARD OF  DIRECTORS")  by  nominating a slate of two  candidates,  specifically
James  Henderson  and John Quicke,  for election as directors at the 2006 annual meeting of the Company's  shareholders (the "2006 ANNUAL MEETING") and (ii) seek certain amendments to the Company's Articles (as defined below).

         C. The  Company  and Steel  (each a "PARTY")  desire to enter into this
Agreement,  which (i) grants to Steel  representation on the Board of Directors,
(ii) restricts certain purchases of the Company's capital stock by Steel and its
Affiliates and Associates, (iii) provides for certain other limitations on Steel and  its  Affiliates  and  Associates  and  (iv)  implements  certain  corporate governance changes at the Company.

         NOW,  THEREFORE,  in  consideration  of  the  premises,  covenants  and agreements contained herein, and for other good and valuable consideration,  the receipt and sufficiency of which are hereby acknowledged,  each Party, intending to be legally bound, hereby agrees as follows:

                                   ARTICLE I
                          DEFINITIONS AND CONSTRUCTION

         Section  1.1  CERTAIN  DEFINITIONS.  As  used in  this  Agreement,  the following terms will have the meanings specified below:

         "AFFILIATE"  has the  meaning  set forth in Rule  12b-2 of the  General
Rules and Regulations under the Exchange Act.

         "APPLICABLE   LAW"  means  all   applicable   provisions   of  all  (a)
constitutions,   treaties,   statutes,   laws  (including  common  law),  rules,
regulations,  ordinances or codes of any Governmental Authority, and (b) orders, decisions,  injunctions,  judgments,  awards  and  decrees  of any  Governmental
Authority.

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 13 of 35 Pages
-------------------------                       --------------------------------

         "ARTICLES"  means the  Articles of  Incorporation  of the  Company,  as amended, restated or supplemented from time to time.

         "ASSOCIATE" has the meaning  ascribed to such term in Rule 12b-2 of the
General Rules and Regulations of the Exchange Act.

         "BENEFICIAL  OWNER" A Person will be deemed the "Beneficial  Owner" of, and will be deemed to "Beneficially Own," any securities:

                  (a) which such Person or any of such  Person's  Affiliates  or
Associates  beneficially owns, directly or indirectly (as determined pursuant to
Rule  13d-3  and Rule  13d-5(b)  of the  General  Rules and  Regulations  of the
Exchange Act as in effect on the date hereof);

                  (b) which such Person or any of such  Person's  Affiliates  or
Associates  has (i) the right to  acquire  (whether  such  right is  exercisable immediately  or only  after the  passage  of time)  pursuant  to any  agreement, arrangement or understanding  (other than customary  agreements with and between underwriters  and  selling  group  members  with  respect to a bona fide  public offering of  securities),  or upon the exercise of conversion  rights,  exchange rights,  rights (other than Rights issued pursuant to the Rights Plan), warrants or options, or otherwise,  PROVIDED,  HOWEVER,  that a Person will not be deemed the "Beneficial  Owner" of securities  tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's  Affiliates or
Associates until such tendered  securities are accepted for payment or exchange;
or  (ii)  the  right  to  vote  pursuant  to  any   agreement,   arrangement  or
understanding,  PROVIDED,  HOWEVER,  that  a  Person  will  not  be  deemed  the
"Beneficial  Owner" of any  security  under this clause  (ii) if the  agreement, arrangement or  understanding  to vote such  securities (A) arises solely from a revocable proxy or consent given in response to a proxy or consent  solicitation made pursuant to, and in accordance  with, the applicable  rules and regulations of the  Exchange  Act and (B) is not also  then  reportable  by such  Person  on
Schedule 13D under the Exchange Act (or any comparable or successor report); or

                  (c) which are beneficially owned,  directly or indirectly,  by any other Person with which such Person or any of such  Person's  Affiliates  or
Associates has any agreement, arrangement or understanding (other than customary agreements with and between  underwriters and selling group members with respect to a bona fide public  offering  of  securities)  for the purpose of  acquiring, holding, voting (except pursuant to a revocable proxy or consent as described in clause (ii) of  subparagraph  (b) above) or disposing of any  securities  of the
Company.

         "BUSINESS  DAY" means a day other than a Saturday,  a Sunday,  a day on which banking  institutions in the States of New York or Missouri are authorized or  obligated by law or required by  executive  order to be closed,  or a day on which the New York Stock Exchange is closed.

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 14 of 35 Pages
-------------------------                       --------------------------------

         "CLASS  I  DIRECTOR"  means a  member  of the  class  of the  Board  of
Directors,  the term of which expires at the 2006 Annual Meeting.  For avoidance of doubt,  the term for each Class I Director elected at the 2006 Annual Meeting will be three years.

         "CLASS  II  DIRECTOR"  means a  member  of the  class  of the  Board of
Directors, the term of which expires at the 2007 annual meeting of the Company's shareholders (the "2007 ANNUAL MEETING").

         "CLASS  III  DIRECTOR"  means a member  of the  class  of the  Board of
Directors, the term of which expires at the 2008 annual meeting of the Company's shareholders (the "2008 ANNUAL MEETING").

         "COMMON STOCK" means the common stock of the Company.

         "DISINTERESTED DIRECTORS" means those members of the Board of Directors that (a) are Incumbent  Directors and (b) are not "interested  directors" within the meaning of Applicable Law.

         "EXCHANGE ACT" means the  Securities  Exchange Act of 1934, as amended, and the rules and regulations thereunder.

         "GOVERNMENTAL  AUTHORITY" means any federal,  state, local or political subdivision, governmental or administrative body, instrumentality, department or
agency  or  any  court,   administrative  hearing  body,  arbitration  tribunal,
commission  or other similar  dispute  resolution  panel or body,  and any other entity exercising executive, legislative, judicial, regulatory or administrative functions of a government.

         "GROUP"  means any group within the meaning of Section  13(d)(3) of the
Exchange  Act, and Rule  13d-5(b)  thereunder,  in each case as in effect on the date hereof.

         "INCUMBENT  DIRECTORS"  means  those  individuals  who,  as of the date
hereof,  constitute  the  Board  of  Directors;   provided,  however,  that  any
individual who becomes a director  subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the Incumbent  Directors  then serving on the Board of
Directors  will be  considered  as  though  such  individual  were an  Incumbent
Director,  but excluding,  for this purpose,  any such individual  whose initial assumption  of office  occurs  as a result  of  either  an actual or  threatened election  contest  or other  actual or  threatened  solicitation  of  proxies or consents by or on behalf of a Person other than the Board of Directors.  For the avoidance of doubt, the Steel Directors will not be Incumbent Directors.

         "PERCENTAGE  LIMITATION"  means 19.99% of the then  outstanding  Voting
Securities of the Company provided if Steel's ownership  percentage is in excess of 19.99% of the Voting  Securities  as a result of the Company  buying back its
Voting Securities then the Percentage Limitation will increase to such ownership percentage  resulting  from  the buy  back so long as  Steel  does  not  acquire beneficial ownership of any additional shares of Voting Securities.

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CUSIP No. 034663104                13D                       Page 15 of 35 Pages
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         "PERSON" means an individual,  a partnership,  an association,  a joint venture, a corporation,  a limited liability  company, a business,  a trust, any entity  organized under  Applicable Law, an  unincorporated  organization or any
Governmental Authority.

         "RIGHTS PLAN" means the Rights  Agreement  dated as of August 27, 1998, as amended, between the Company and UMB Bank, n.a., as rights agent.

         "SEC" means the Securities and Exchange Commission.

         "SECURITIES ACT" means the Securities Act of 1933, as amended,  and the rules and regulations thereunder.

         "STEEL  DIRECTOR"  means  John  Quicke,  with  respect  to the Class II
Director  designated in SECTION 3.2(A) and James Henderson,  with respect to the
Class III Director  designated  in SECTION  3.2(A),  and the  successors of such individuals as set forth in SECTION 3.2(B),  provided that no Person who has not received  the  approval of a majority  of the  Disinterested  Directors  will be deemed a successor  Steel  Director  if such Person (a) is, or is an  Affiliate,
Associate,  officer,  director,  member, partner,  stockholder or employee of, a
Person  (other  than the  Company,  Steel and their  respective  Affiliates  and
Associates),  a  substantial  amount of the  business of which is similar to the business of the Company as then-currently conducted, (b) is, or is an Affiliate,
Associate,  officer,  director,  member,  partner,  stockholder or employee of a
Person  (other  than the  Company,  Steel and their  respective  Affiliates  and
Associates),  which  Person has taken any  actions  which,  if such  Person were
Steel,  would  violate  SECTION  3.1,  (c) is,  or is an  Affiliate,  Associate,
officer, director, member, partner,  stockholder or employee of, a Person (other than the  Company,  Steel  and  their  respective  Affiliates  and  Associates), described  in Rule 262 of  Regulation A of the  Securities  Act, or (d) has been convicted by a court of competent  jurisdiction of a misdemeanor involving moral turpitude or a felony.

         "VOTE"  means,  as to any  entity,  the  ability  to  cast a vote  at a shareholders' or comparable  meeting of such entity with respect to the election of directors or other members of such entity's governing body.

         "VOTING  POWER"  means the  aggregate  number  of Votes of the  Company outstanding as at such date.

         "VOTING  SECURITIES" means the Common Stock and any other securities of the Company having the right to Vote.

         Section 1.2  INTERPRETATION  AND  CONSTRUCTION OF THIS  AGREEMENT.  The
definitions  in SECTION 1.1 will apply  equally to both the  singular and plural forms of the terms defined.  Whenever the context may require,  any pronoun will include  the  corresponding  masculine,  feminine  and neuter  forms.  The words
"include,"  "includes"  and  "including"  will be deemed to be  followed  by the phrase "without  limitation."  All references  herein to Articles,  Sections and
Schedules  will be deemed to be  references  to Articles  and  Sections  of, and
Schedules to, this  Agreement  unless the context will  otherwise  require.  The

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CUSIP No. 034663104                13D                       Page 16 of 35 Pages
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headings of the Articles and Sections are inserted for  convenience of reference only  and  are  not  intended  to be a  part  of or to  affect  the  meaning  or interpretation  of this Agreement.  Unless the context will otherwise require or provide,  any  reference  to any  agreement  or other  instrument  or statute or regulation is to such  agreement,  instrument,  statute or regulation as amended and supplemented from time to time (and, in the case of a statute or regulation, to any successor provision).

                                   ARTICLE II
                         REPRESENTATIONS AND WARRANTIES

         Section 2.1  REPRESENTATION AND WARRANTIES BY STEEL. Steel Partners and
Steel II hereby represent and warrant to the Company as follows:

         (a) Each of them has all  requisite  power and  authority  to  execute, deliver and perform  their  respective  obligations  under this  Agreement.  The execution,  delivery and  performance  of this Agreement by each of them and the consummation of the transactions  contemplated  hereby have been duly authorized by all requisite action on the part of each of them.

         (b) This Agreement has been duly executed and delivered by each of them and  constitutes  a  legal,  valid  and  binding  obligation  of each  of  them, enforceable  against each of them in  accordance  with its terms,  except to the extent that  enforceability  may be limited by  bankruptcy,  insolvency or other similar laws affecting  creditors rights  generally or by general  principles of equity.

         (c)  No  governmental  consent,  approval,  authorization,  license  or clearance,  or  filing  or  registration  with any  governmental  or  regulatory authority,  is  required  in order  to  permit  either  of them to  perform  its respective  obligations  under  this  Agreement,  except  for such as have  been obtained.

         (d) The shares of Common  Stock set forth on SCHEDULE  2.1(D)  attached hereto represent all of the shares of Voting Securities of the Company,  if any, which are Beneficially Owned by either or both of them on the date hereof.  Such shares are owned free and clear of any charge, claim, equitable interest,  lien, option,  pledge,  security  interest,  right of first  refusal,  encumbrance  or similar  restriction.  Neither  of them has the  right to vote  shares of Voting
Securities  of the Company  other than those set forth on SCHEDULE  2.1(D),  and neither of them has granted any other Person the right to vote such shares.

         (e) Each Steel  Director  satisfies the  eligibility  requirements  for members of the Board of Directors  established  by (i) the  Company's  corporate governance documents and (ii) the New York Stock Exchange.

         Section 2.2 REPRESENTATIONS AND WARRANTIES BY THE COMPANY.  The Company
represents and warrants to Steel as follows:

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CUSIP No. 034663104                13D                       Page 17 of 35 Pages
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         (a) The Company has all  requisite  corporate  power and  authority  to
execute,   deliver  and  perform  its  obligations  under  this  Agreement.  The execution,  delivery and  performance  of this  Agreement by the Company and the consummation of the transactions  contemplated  hereby have been duly authorized by all requisite corporate action on the part of the Company.

         (b) This  Agreement has been duly executed and delivered by the Company
and  constitutes  a  legal,   valid  and  binding  obligation  of  the  Company,
enforceable  against the  Company in  accordance  with its terms,  except to the extent that  enforceability may be limited by bankruptcy,  insolvency or similar laws affecting creditors rights generally or by general principles of equity.

         (c)  No  governmental  consent,  approval,  authorization,  license  or clearance,  or  filing  or  registration  with any  governmental  or  regulatory authority, is required in order to permit the Company to perform its obligations under this Agreement, except for such as have been obtained.

                                  ARTICLE III
                         COVENANTS AND OTHER LIMITATIONS

         Section 3.1  COVENANTS.  Steel by execution of this  Agreement,  hereby withdraws  its slate of nominees  for  election to the Board of Directors at the
2006 Annual Meeting. Steel by execution of this Agreement,  hereby withdraws the shareholder  proposals it submitted for the 2006 Annual Meeting.  Within two (2)
Business  Days of the date of this  Agreement,  Steel will file,  or cause to be filed on  their  behalf,  with the SEC an  amendment  to its  Schedule  13D with respect to the Company disclosing the material contents of this Agreement.

         In addition to the  foregoing,  Steel  agrees that it will not,  and it will cause each of its Affiliates and Associates not to, directly or indirectly, alone or in concert with others, take any of the actions set forth below:

         (a)      effect,  seek, offer,  propose (whether publicly or otherwise)
or cause or participate in, or assist,  encourage or seek to persuade, any other
Person to effect,  seek,  offer or propose  (whether  publicly or  otherwise) or participate in:

                  (i)      any  acquisition  of  Beneficial  Ownership of Common
         Stock  or  other  Voting  Securities;   provided,  however,  that  such
         acquisition  may be made to the  extent  it would  not  result in Steel having Beneficial Ownership in excess of the Percentage Limitation;

                  (ii)     any  tender  offer  or  exchange   offer;   provided,
         however,  that this  clause  (ii) will be  inoperative  to the extent a third party which is not an Affiliate or Associate of Steel commences a hostile  tender offer or exchange  offer with respect to the  Company's securities;

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CUSIP No. 034663104                13D                       Page 18 of 35 Pages
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                  (iii)    any merger,  consolidation,  share exchange, business
         combination,   sale   of   assets,   recapitalization,   restructuring,
         liquidation,  dissolution or other  extraordinary  transaction  with or involving  the  Company  or any  material  portion of its  business  or substantial part of the assets of the Company; provided,  however, that if the Company conducts a sale process, Steel will have the opportunity to participate in such process under the same procedures and guidelines established for the other participants in the process; or

                  (iv)     any  "solicitation"  of "proxies"  (as such terms are
         used in the proxy rules of the SEC) with  respect to the Company or any action  resulting  in  such  Person  becoming  a  "participant"  in any
         "election  contest"  (as such terms are used in the proxy  rules of the
         SEC) with  respect  to the  Company,  except  (A) the  solicitation  of revocable  proxies  by Steel for the  election  of a  maximum  of three members of the Board of  Directors  at the 2007 Annual  Meeting and (B)
         that Steel may make recommendations to shareholders  relating to and/or solicit  revocable  proxies or written consents for the approval of any proposal  (other than  election of  directors)  submitted  by any other shareholder  of the Company  which is not an  Affiliate or Associate of
         Steel or a member of any Group of which either Steel or its  Affiliates or Associates is a member;

         (b)      except for the  nomination  of a maximum of three  individuals for election as members of the Board of  Directors  at the 2007 Annual  Meeting,
propose any matter for  submission  to a vote of  shareholders  of the  Company;
provided,  however, that nothing in this SECTION 3.1(B) will restrict the manner in which the Steel  Directors may (i) vote on any matter  submitted to the Board of Directors or  stockholders,  (ii) participate in deliberations or discussions of the Board of Directors  (including  making  suggestions and raising issues to the Board of Directors)  in their  capacity as members of the Board of Directors and in no other  capacity;  or (iii) take any other actions that will allow them to exercise their fiduciary duties and obligations as directors of the Company;

         (c)      form,  join or  participate  with any  Person in a Group  with respect to any Voting Securities;

         (d)      except with respect to the grant of revocable  proxies for the election of a maximum of three  individuals as members of the Board of Directors at the  2007  Annual  Meeting,  grant  any  proxy  with  respect  to any  Voting
Securities to any Person not designated by the Company;

         (e)      deposit any Voting Securities in a voting trust or subject any
Voting Securities to any arrangement, agreement or understanding with respect to the Voting of such Voting Securities or other agreement having similar effect;

         (f)      execute any written  shareholder  consent  with respect to the
Company, except as specifically contemplated in SECTION 3.1(A)(IV);

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CUSIP No. 034663104                13D                       Page 19 of 35 Pages
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         (g)      except  for the  solicitation  of  revocable  proxies  for the election of a maximum of three  individuals as members of the Board of Directors at the 2007 Annual Meeting,  take any other action to seek to affect the control of the management or Board of Directors of the Company; provided,  however, that nothing  in this  SECTION  3.1(G)  will  restrict  the manner in which the Steel
Directors  may (i) vote on any matter  submitted  to the Board of  Directors  or stockholders,  (ii)  participate in deliberations or discussions of the Board of
Directors  (including  making  suggestions  and  raising  issues to the Board of
Directors)  in their  capacity  as members of the Board of  Directors  and in no other capacity, or (iii) take any other actions that will allow them to exercise their fiduciary duties and obligations as directors of the Company; or

         (h)      call or seek to have called any meeting of the shareholders of the  Company  other  than  through  participation  as a member  of the  Board of
Directors  and  with the  prior  approval  of a  majority  of the  Disinterested
Directors;

         (i)      unless such amendment,  waiver or termination is approved by a majority  of  Disinterested  Directors,  request  the  Company  or the  Board of
Directors, directly or indirectly, to amend, waive or terminate any provision of this Agreement;  provided,  however, that a request for a waiver or amendment is permitted to be made by Steel on a confidential  basis to the Board of Directors and no disclosure  regarding  such request or the subject matter thereof will be made by Steel or any of its Affiliates or Associates to any third party; or

         (j)      enter  into any  discussions,  negotiations,  arrangements  or understandings with any Person other than the Company with respect to any of the foregoing,  or advise, assist,  encourage or seek to persuade others to take any action with respect to any of the foregoing.

         Section 3.2 STEEL DIRECTORS.

         (a)      As of the Effective  Date, one Class II Director and one Class
III  Director  will  resign  from  their  positions  as  members of the Board of
Directors and the remaining  members of the Board of Directors will  immediately appoint the Steel Directors to fill the vacancies created by the resignations of the Class II Director and the Class III Director.

         (b)      In the case of any vacancy occurring among the Steel Directors serving  on the Board of  Directors,  Steel will have the right to  designate  a
Steel  Director for  appointment as a successor to hold office for the unexpired term of the Steel Director whose place will be vacant;  provided that such Steel
Director;  in the reasonable judgment of the Nominating and Corporate Governance
Committee,  meets the eligibility  requirements for directors established by (i)
the  Company's  corporate  governance  documents  and (ii)  the New  York  Stock
Exchange.

         (c)      To the extent Steel or any of its  Affiliates or Associates or any member of any Group of which Steel or its  Affiliates  or  Associates  are a member does not run a slate in opposition to the slate  recommended by the Board of  Directors as  candidates  for election to the Board of Directors at the 2007
Annual  Meeting,  the Company will  re-nominate,  recommend and support  Steel's
Director  situated in Class II for election to another term. To the extent Steel or any of its Affiliates or Associates or any member of any Group of which Steel

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CUSIP No. 034663104                13D                       Page 20 of 35 Pages
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or its  Affiliates  or  Associates  are a member  does not run a rival  slate of candidates  for election to the Board of  Directors at the 2008 Annual  Meeting,
the Company will  re-nominate,  recommend  and support the Steel  Directors  for election to another term.

         (d)      Notwithstanding  anything in this SECTION 3.2 to the contrary, the Company will have no obligation to nominate,  appoint,  recommend,  support, solicit  proxies for or seat any Steel  Director  unless such Steel Director has entered into an agreement with Steel and the Company in the form attached hereto as EXHIBIT A.

         (e)      If Steel is able to obtain Board of  Directors  representation totaling four directors out of a possible eight  directors,  and if any director subsequently  ceases to serve for any reason and no successors  nominated by the
Nominating  and  Corporate  Governance  Committee  are  elected  to  fill  those vacancies,  then Steel and/or the Disinterested  Directors,  as the case may be, will cause its Board of Directors'  representatives to resign proportionately so that the maximum  representation  each of Steel and the Disinterested  Directors have on the Board  after the 2007  Annual  Meeting  but before  the 2008  Annual
Meeting  will not exceed 50%.  The number of  directors  serving on the Board of
Directors will not exceed eight until the conclusion of the 2008 Annual Meeting.

         (f)      Concurrently  with the election of the two Steel  Directors in
2006, one Steel Director will be appointed, at Steel's recommendation and in any combination  determined  by  Steel,  to  serve  as  a  member  of  each  of  the
Compensation  and Organization  Committee and any future executive  committee or special committee established by the Board of Directors,  the subject matter for which does not involve any matter which Steel or any Steel  Director would have, or be reasonably expected to have, an actual conflict of interest.

         Section 3.3 VOTING OF THE COMPANY'S  VOTING  SECURITIES.  Steel and its
Affiliates  and  Associates  will vote  their  shares  of  Common  Stock for the election of Stephen M. O'Hara and Ronald J.  Kruszewski  as Class I Directors at
the 2006 Annual  Meeting.  Mr.  O'Hara will  immediately  tender an  irrevocable resignation  from the  position of member of the Board of  Directors;  provided, however, that such resignation will only become effective on the date Mr. O'Hara ceases to be Chief Executive Officer of the Company.

         Section  3.4  DECLASSIFICATION  AND  REORGANIZATION  OF  THE  BOARD  OF
DIRECTORS.  As of the  Effective  Date,  the  Company  will  amend its Bylaws to provide that the Board of Directors  will be  declassified  as described in this
SECTION 3.4. The  declassification  will be "phased-in" such that each member of the Board of  Directors  elected  at or after the 2007  Annual  Meeting  will be elected for a one year term.  Members of the Board of Directors  elected  before the 2007 Annual  Meeting will serve the  remaining  duration of their three year term.  The Company has shifted two of the members of the Classes of the Board of
Directors in connection with this Agreement such that the members of the Classes of the Board of Directors  immediately following the execution of this Agreement will be as follows:

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CUSIP No. 034663104                13D                       Page 21 of 35 Pages
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                  Class I:          Stephen M. O'Hara
                                    Ronald J. Kruszewski
                  Class II:         John Quicke
                                    Ronald N. Riner
                                    Don W. Hubble
                  Class III:        James Henderson
                                    Charles W. Mueller
                                    Kelvin R. Westbrook

         Section 3.5 ROLE OF LEAD  DIRECTOR AND  EVALUATION OF SPLIT OF ROLES OF
CHAIRMAN CEO WITHIN ONE YEAR.

         (a)      Concurrently  with  the  execution  of  this  Agreement,   the
Company's  Bylaws  will be amended to more  clearly  define  the  authority  and responsibilities of the Lead Director, which shall include:

                  (i)      the right as Lead  Director  only to call meetings of
         the Board of Directors;

                  (ii)     the  right  as Lead  Director  only  to call  for and
         conduct  executive  sessions  of the Board of  Directors  at which only outside,  independent directors are permitted to be present, along with other persons invited to attend such sessions by the Lead Director or a majority of the outside, independent directors;

                  (iii)    presiding  at all  meetings of the Board of Directors
         at which the  Chairman of the Board of  Directors  ("CHAIRMAN")  is not
         present, including executive sessions of the independent directors;

                  (iv)     serving  as  liaison  between  the  Chairman  and the
         independent directors;

                  (v)      approving  or adding  materials  sent to the Board of
         Directors that are initially  prepared by or under the direction of the
         Chairman;

                  (vi)     approving,  or adding to the, meeting agendas for the
         Board of Directors that are initially prepared by the Chairman;

                  (vii)    approving   meeting   schedules  that  are  initially
         prepared by the  Chairman  in order to assure that there is  sufficient time for discussion of all agenda items;

                  (viii)   making  recommendations  to the  Board  of  Directors
         regarding the structure of Board of Directors meetings;

                  (ix)     recommending  matters for  consideration by the Board
         of Directors;

                  (x)      serving  as  an  independent  point  of  contact  for
         shareholders  wishing to communicate  with the Board of Directors other than through the Chairman;

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CUSIP No. 034663104                13D                       Page 22 of 35 Pages
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                  (xi)     collaborating with the Chairman on recommending tasks
         to be assigned to the appropriate committees;

                  (xii)    with the  approval of the  Corporate  Governance  and
         Nominating Committee,  overseeing the annual evaluation of the Board of
         Directors and its committees; and

                  (xiii)   the  right  to  engage  legal,  financial  and  other
         advisers to represent the outside, independent directors.

         (b)      Within one year  after the  Effective  Date,  a meeting of the
Board of Directors  shall be held to consider the separation of the roles of the
Chairman  and the  Chief  Executive  Officer.  At  that  meeting,  the  outside, independent directors,  including the Steel Directors, acting by a majority vote of such outside,  independent  directors,  shall submit a  recommendation  as to whether those roles should be split or whether the Chief  Executive  Officer can continue to also serve as the Chairman.  In formulating its recommendation,  the outside,  independent directors,  including the Steel Directors, shall take into account all relevant facts and circumstances, including the effectiveness of the then  current  Chairman  in  conducting  meetings  of the  Board  of  Directors,
preparing   agendas  and  briefing   materials   for  the  Board  of  Directors,
recommending  the  assignment  of tasks to committees of the Board of Directors, recommending other matters for consideration by the Board of Directors,  and the extent of collaboration with the Lead Director.

         Section  3.6 SPECIAL  COMMITTEE.  The  Special  Committee  specifically
formed  for  addressing  matters  related  to  Steel  and  reviewing   strategic
alternatives for the Company will be disbanded upon execution of this Agreement.

         Section 3.7 ANTI-TAKEOVER PROVISIONS.

         (a)      Until the conclusion of the 2007 Annual  Meeting,  the Company will not (i) amend the timing or other procedures  under which  shareholders are permitted to submit director nomination and business proposals for consideration in meetings of shareholders,  (ii) change the  qualifications for members of the
Board of  Directors,  except as required by  Applicable  Law, the New York Stock
Exchange or any other  self-regulatory  organization  with jurisdiction over the
Company,  or (iii) issue any  preferred  stock or rights to  purchase  preferred stock with  voting  rights in excess of one vote per share of  preferred  stock;
provided,  however, that this clause (iii) shall not limit in any way the Rights
Plan or the issuance of preferred stock under the Rights Plan.

         (b)      In the event the Board of  Directors  approves an amendment to the Rights Plan prior to the  conclusion of the 2007 Annual  Meeting which would lower the ownership  threshold in the  definition of "Acquiring  Person",  Steel will be excepted from such lowered ownership threshold.  For avoidance of doubt, the current  ownership  threshold in the definition of "Acquiring  Person" under the Rights Plan in effect as of the  Effective  Date will not be  affected  with respect to Steel.

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CUSIP No. 034663104                13D                       Page 23 of 35 Pages
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         Section 3.8 RIGHTS PLAN. The Parties acknowledge that certain technical changes  to the  Rights  Plan  have  been made  prior to the  execution  of this
Agreement.  If neither  Steel nor any of its  Affiliates  or  Associates  or any
member of any Group of which Steel or its Affiliates or Associates are a member, elects to run an election  contest for the Board of Directors at the 2007 Annual
Meeting,  the  Company  will not extend the term of the Rights  Plan  beyond its currently scheduled expiration date, unless either (a) approved by a majority of the members of the Board of Directors, including at least one Steel Director, or
(b)  approved  by  holders of a majority  of the Voting  Securities  voting at a meeting at which such matter is acted upon.

         Section 3.9 DISPOSITIONS.  Any disposition of shares of Common Stock of the Company by Steel or its  Affiliates or  Associates  must be made (a) in open market  transactions  in a manner  designed to effect an orderly  disposition of such shares or (b) under any method approved by a majority of the  Disinterested
Directors.

         Section  3.10  COVENANT  NOT TO SUE.  The  Company  will  not  initiate litigation  against  Steel or its  Affiliates  or  Associates  for any events or activities  based on  conduct  occurring  prior to the  Effective  Date.  If the
Company initiates  litigation  against Steel or its affiliates or Associates for any activities or events  occurring  after the Effective  Date, the Company will not utilize any events or activities  occurring  prior to the Effective  Date as evidence in support of its claim. Steel will not initiate litigation against the
Company or its  directors,  officers,  employees  or agents with  respect to any events or activities  occurring  prior to the Effective Date. If Steel initiates litigation against the Company or its directors,  officers,  employees or agents for any activities or events  occurring after the Effective Date, Steel will not utilize any events or activities occurring before the Effective Date as evidence in  support  of its claim.  This  SECTION  3.10 will  survive  indefinitely  the termination of this Agreement.

         Section 3.11 PRESS RELEASES, ETC.

         (a)      Each Party  (including,  for  purposes of this  SECTION  3.11,
Steel's  Affiliates  and  Associates)  may issue press  releases  and make other public  filings  and  communications  to  the  financial  community  and  to its investors  in the  ordinary  course  relating  to the  matters  covered  by this
Agreement;  provided,  however,  that prior to making any such press  release or public  filings or  communications,  each Party will  provide  the other Party a reasonable opportunity to review and comment on any such press release or public filings or communications.

         (b)      Neither  the   Company,   Steel  or  Steel's   Affiliates   or
Associates, nor any of their respective partners, members, directors,  officers, employees or agents,  will publicly  disparage any other Party to this Agreement nor any of their respective partners, members, directors, officers, employees or agents;  provided,  however,  that the solicitation of revocable proxies for the election of members of the Board of  Directors  at the 2007 Annual  Meeting that occurs  within 120 days in advance of such meeting  shall not be subject to this
SECTION 3.11(B).

         Section 3.12 NO PUBLIC  INFORMATION.  In  connection  with  discussions between Steel and their representatives and the Company and its representatives, the Company or its  representatives may disclose to Steel or its representatives

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CUSIP No. 034663104                13D                       Page 24 of 35 Pages
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information which is confidential to the Company. To protect the confidentiality of such  information,  and as a condition to the furnishing of such information,
Steel agrees, as set forth below, to treat  confidentially  all such information furnished  to or  otherwise  received by Steel or its  representatives  from the
Company or on its behalf (herein  collectively  referred to as the "CONFIDENTIAL
INFORMATION").   For  purposes  of  this  Agreement,  the  phrase  "Confidential
Information" will not include  information which (a) becomes lawfully  available to  the  public  other  than  as a  result  of a  disclosure  by  Steel  or  its representatives,  (b) was lawfully available to Steel on a nonconfidential basis prior to its disclosure to the Company or its  representatives by the Company or on its behalf or (c) lawfully  becomes  available to Steel on a  nonconfidential basis from a source other than the Company or the Company's  representatives  or agents,  provided that such source is not bound by a  confidentiality  agreement with the  Company  of which  Steel  has been  made  aware.  The  Company  has no obligation to furnish  Confidential  Information to Steel or its representatives by virtue of this  Agreement  except for  Confidential  Information  provided to
Steel Directors in their capacity as directors of the Company. The Company shall use its  reasonable  efforts not to provide  Confidential  Information  to Steel unless requested or consented to by Steel; provided that the Parties acknowledge that the provision of Confidential  Information to Steel representatives serving on the Board of Directors  shall not violate this  provision.  The  Confidential
Information will not be disclosed by Steel or its representatives  except to the extent the Company has given its prior written  consent.  This SECTION 3.12 will survive the termination of this Agreement for two (2) years.

         Section 3.13 QUORUM.  Steel will use reasonable  efforts to ensure that it will be present,  and will use reasonable efforts to cause its Affiliates and
Associates owning Voting Securities to be present, in each case, in person or by proxy,  at all  meetings  of  shareholders  of the  Company  so that all  Voting
Securities Beneficially Owned by Steel and its Affiliates and Associates will be counted for purposes of determining the presence of a quorum at such meeting.

                                   ARTICLE IV
                              TERM AND TERMINATION

         Section  4.1  TERMINATION.  Except  with  respect to  SECTIONS  3.2(C),
3.2(E),  3.8, 3.10 and 3.12,  the provisions of this Agreement will terminate at the conclusion of the 2007 Annual Meeting and the provisions of SECTION  3.2(C),
3.2(E) and 3.8 will terminate at the conclusion of the 2008 Annual Meeting.  The provisions of this Agreement may also be terminated by the  non-breaching  Party in the  event of a  material  breach  by any  Party of any of the  terms of this
Agreement.  Any termination of this Agreement as provided herein will be without prejudice  to the  rights of any Party  arising  out of the  breach by any other
Party of any provision of this Agreement.

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 25 of 35 Pages
-------------------------                       --------------------------------

                                   ARTICLE V
                                  MISCELLANEOUS

         Section 5.1 NOTICES. All notices,  requests and other communications to any Party hereunder will be in writing  (including  prepaid  overnight  courier, facsimile  transmission  or similar  writing) and will be given to such Party at its address or  facsimile  number set forth in this SECTION 5.1 or at such other address or facsimile number as such Party may hereafter specify in writing. Each such notice,  request or other  communication  will be effective (a) if given by facsimile,  when  transmitted to the facsimile  number specified in this SECTION
5.1 and confirmation of receipt is received by the sender, (b) if given by mail, upon the earlier of actual  receipt or three (3) Business  Days after deposit in the United States Mail,  registered or certified mail, return receipt requested, properly  addressed and with proper  postage  prepaid,  (c) one (1) Business Day after  deposit with an  internationally  reputable  overnight  courier  properly addressed  and with all charges  prepaid or (d) when  received,  if by any other means.

         The Company:              Angelica Corporation
                                   424 South Woods Mill Road
                                   Chesterfield, Missouri  63017
                                   Attn:  Steven L. Frey, Esq.
                                   Telecopy No.:  (800) 235-8410

         with a copy to:           Stinson Morrison Hecker, LLP
                                   1201 Walnut, Suite 2800
                                   Kansas City, Missouri  64106
                                   Attn:  John A. Granda, Esq.
                                   Telecopy No.:  (816) 691-3495

         Steel:                    Steel Partners, L.L.C.
                                   590 Madison Avenue, 32nd Floor
                                   New York, New York  10022
                                   Attn:  Mr. Warren G. Lichtenstein
                                   Telecopy No.:  (212) 520 - 2331

         with a copy to:           Olshan Grundman Frome
                                   Rosenzweig & Wolosky LLP
                                   Park Avenue Tower
                                   65 East 55th Street
                                   New York, New York  10022
                                   Attn:  Steven Wolosky, Esq.
                                   Telecopy No.:  (212) 451-2222

The  Parties  will  promptly  notify  each other in the manner  provided in this
SECTION 5.1 of any change in their respective  addresses.  A notice of change of address will not be deemed to have been given until  received by the  addressee.
Communications by telecopier also will be sent concurrently by mail, but will in any event be effective as stated above.

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 26 of 35 Pages
-------------------------                       --------------------------------

         Section  5.2  EXPENSES.  The  Company  will pay its own  expenses  with respect to this  Agreement.  The Company  will  reimburse  Steel for  reasonable attorneys fees up to, but not in excess of $75,000  relating to this  Settlement
Agreement and the matters covered hereby including the nominations and proposals
withdrawn  by  Steel  at  the  2006  Annual   Meeting.   Upon  any  request  for
reimbursement,  Steel will provide the Company with copies of invoices  from its counsel containing descriptions, in reasonable detail, of the work performed.

         Section 5.3  ASSIGNMENT.  No Party will assign  this  Agreement  or any rights,  interests or obligations  hereunder,  or delegate performance of any of its  obligations  hereunder,  without the prior  written  consent of each of the other Parties.

         Section 5.4 ENTIRE  AGREEMENT.  This Agreement,  including the Schedule and Exhibit attached hereto,  embodies the entire agreement and understanding of the Parties in respect of the subject matter  contained  herein.  This Agreement supersedes  all prior  agreements  and  understandings  between the Parties with respect to such subject matter.

         Section 5.5 WAIVER,  AMENDMENT,  ETC. This Agreement may not be amended or supplemented, and no waivers of or consents to departures from the provisions hereof will be effective, unless set forth in a writing signed by, and delivered to, all the Parties. No failure or delay of any Party in exercising any power or right under this Agreement will operate as a waiver thereof, nor will any single or partial exercise of any right or power, or any abandonment or  discontinuance of steps to enforce such right or power,  preclude any other or further exercise thereof or the exercise of any other right or power.

         Section  5.6 BINDING  AGREEMENT;  NO THIRD  PARTY  BENEFICIARIES.  This
Agreement will be binding upon and inure to the benefit of the Parties and their successors  and  permitted  assigns.  Nothing  expressed  or  implied  herein is intended or will be  construed  to confer upon or to give to any third party any rights or remedies by virtue hereof.

         Section 5.7 GOVERNING LAW; EXCLUSIVE JURISDICTION;  SERVICE OF PROCESS.
This Agreement will be governed by and construed in accordance with the internal laws of the state of Missouri, without regard to conflicts of laws principles.

         Section 5.8  SEVERABILITY.  The invalidity or  unenforceability  of any
provision  hereof  in  any   jurisdiction   will  not  affect  the  validity  or
enforceability  of the remainder hereof in that  jurisdiction or the validity or enforceability  of  this  Agreement,  including  that  provision,  in any  other jurisdiction.  To the extent  permitted by Applicable Law, each Party waives any provision of  Applicable  Law that renders any  provision  hereof  prohibited or unenforceable  in any respect.  If any provision of this Agreement is held to be unenforceable  for any  reason,  it will be  adjusted  rather  than  voided,  if possible, in order to achieve the intent of the Parties to the extent possible.

         Section 5.9 COUNTERPARTS. This Agreement may be executed in one or more counterparts  each of which when so  executed  and  delivered  will be deemed an original but all of which will constitute one and the same Agreement.

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 27 of 35 Pages
-------------------------                       --------------------------------

         Section 5.10 REMEDIES. Each of the Parties acknowledges and agrees that each  Party  would  suffer  irreparable  damage  in the  event  that  any of the provisions of this  Agreement was not performed in accordance  with its specific terms or was otherwise  breached and that such damage may not be  compensable in money  damages.  It is  accordingly  agreed  that,  in the  event  of a  breach, violation or threatened  breach or violation of the terms this  Agreement by any of the  Parties,  each of the other  Parties  will be entitled to seek  specific enforcement  of, and  injunctive  relief to prevent  any  breach,  violation  or further  breach or  violation  of, the terms  hereof,  in  addition to any other remedy or relief  available at law or in equity.  In the event an action seeking injunctive relief hereunder, no Party will be required to post a bond.

                            [signature page follows]

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 28 of 35 Pages
-------------------------                       --------------------------------

         IN WITNESS WHEREOF,  the Company and Steel have caused their respective duly authorized  officers to execute this Agreement as of the day and year first above written.

                                       ANGELICA CORPORATION

                                       By:  /s/ Steven L. Frey
                                           -------------------------------------
                                           Name:  Steven L. Frey
                                           Title: Vice President and General Counsel

                                       STEEL PARTNERS, L.L.C.

                                       By:  /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Name: Warren G. Lichtenstein
                                           Title: Managing Member

                                       STEEL PARTNERS II, L.P.
                                       By:  Steel Partners, L.L.C., its General Partner

                                       By:  /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Name: Warren G. Lichtenstein
                                           Title: Managing Member

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 29 of 35 Pages
-------------------------                       --------------------------------

                                 SCHEDULE 2.1(D)

                       NUMBER OF SHARES BENEFICIALLY OWNED

                             Steel Partners II, L.P.
                             -----------------------
                                    1,847,250

                             Steel Partners, L.L.C.
                             ----------------------
                                    1,847,250

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 30 of 35 Pages
-------------------------                       --------------------------------

                                                                       EXHIBIT A

                                    AGREEMENT

         THIS AGREEMENT (the  "AGREEMENT")  dated as of _________,  200__ by and among  Angelica  Corporation,  a Missouri  corporation  (the  "COMPANY"),  Steel
Partners, L.L.C., a Delaware limited liability company ("STEEL PARTNERS"), Steel
Partners II, L.P., a Delaware limited partnership ("STEEL II" and, together with
Steel Partners, "STEEL"), and ______________________,  an individual residing at
_________________________________ ("STEEL DIRECTOR").

                              W I T N E S S E T H:

         WHEREAS,   the  Company  and  Steel  have  entered  into  that  certain
Settlement  Agreement dated as of August __, 2006 (the  "SETTLEMENT  AGREEMENT")
pursuant  to which  the  Company  has  agreed to  appoint  or  nominate  certain individuals designated by Steel to be directors of the Company; and

         WHEREAS, as a condition to its entering into the Settlement  Agreement, and as a  condition  to the Board of  Directors  of the  Company  nominating  or appointing  such designee to the Board of Directors,  the Company  requires that each individual designated by Steel enter into this Agreement.

         NOW,   THEREFORE,   in   consideration   of  the   premises   and   the
representations,  warranties, covenants and agreements contained herein, and for other good and valuable consideration,  the receipt and sufficiency of which are hereby acknowledged,  each of the Company,  Steel and the Steel Director (each a
"PARTY"), intending to be legally bound, hereby agrees as follows:

         1. The  Steel  Director  agrees  to serve as a member  of the  Board of
Directors  until the earlier of his or her resignation or upon the expiration of the term thereof.  The Steel Director  further agrees to immediately  resign all positions  as a director  and officer of the Company and any  subsidiary  of the
Company  upon the  written  request  by Steel  delivered  to the Steel  Director requesting the Steel Director to resign as a director of the Company.

         2. The Steel  Director  acknowledges,  and  agrees to be bound by,  the terms of the Settlement  Agreement as fully as if the Steel Director was a Party thereto.

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 31 of 35 Pages
-------------------------                       --------------------------------

         IN WITNESS  WHEREOF,  the Company,  Steel and the Steel  Director  have caused their respective duly authorized officers to execute this Agreement as of the day and year first above written.

                                       ANGELICA CORPORATION

                                       By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                       STEEL PARTNERS, L.L.C.

                                       By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                       STEEL PARTNERS II, L.P.
                                       By:  Steel Partners, L.L.C., its General Partner

                                       By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                       "Steel Director"

                                       By:
                                           -------------------------------------
                                           Name:

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 32 of 35 Pages
-------------------------                       --------------------------------

                                    AGREEMENT

         THIS  AGREEMENT  (the  "AGREEMENT")  dated as of August 30, 2006 by and among  Angelica  Corporation,  a Missouri  corporation  (the  "COMPANY"),  Steel
Partners, L.L.C., a Delaware limited liability company ("STEEL PARTNERS"), Steel
Partners II, L.P., a Delaware limited partnership ("STEEL II" and, together with
Steel Partners,  "STEEL"), and James R. Henderson, an individual residing at 203
E. Jefferson Street, Falls Church, VA 22046 ("STEEL DIRECTOR").

                              W I T N E S S E T H:

         WHEREAS,   the  Company  and  Steel  have  entered  into  that  certain
Settlement  Agreement dated as of August 30, 2006 (the  "SETTLEMENT  AGREEMENT")
pursuant  to which  the  Company  has  agreed to  appoint  or  nominate  certain individuals designated by Steel to be directors of the Company; and

         WHEREAS, as a condition to its entering into the Settlement  Agreement, and as a  condition  to the Board of  Directors  of the  Company  nominating  or appointing  such designee to the Board of Directors,  the Company  requires that each individual designated by Steel enter into this Agreement.

         NOW,   THEREFORE,   in   consideration   of  the   premises   and   the
representations,  warranties, covenants and agreements contained herein, and for other good and valuable consideration,  the receipt and sufficiency of which are hereby acknowledged,  each of the Company,  Steel and the Steel Director (each a
"PARTY"), intending to be legally bound, hereby agrees as follows:

         1. The  Steel  Director  agrees  to serve as a member  of the  Board of
Directors  until the earlier of his or her resignation or upon the expiration of the term thereof.  The Steel Director  further agrees to immediately  resign all positions  as a director  and officer of the Company and any  subsidiary  of the
Company  upon the  written  request  by Steel  delivered  to the Steel  Director requesting the Steel Director to resign as a director of the Company.

         2. The Steel  Director  acknowledges,  and  agrees to be bound by,  the terms of the Settlement  Agreement as fully as if the Steel Director was a Party thereto.

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 33 of 35 Pages
-------------------------                       --------------------------------

         IN WITNESS  WHEREOF,  the Company,  Steel and the Steel  Director  have caused their respective duly authorized officers to execute this Agreement as of the day and year first above written.

                                       ANGELICA CORPORATION

                                       By:  /s/ Steven L. Frey
                                           -------------------------------------
                                           Name: Steven L. Frey
                                           Title: Vice President and General Counsel

                                       STEEL PARTNERS, L.L.C.

                                       By:  /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Name: Warren G. Lichtenstein
                                           Title: Managing Member

                                       STEEL PARTNERS II, L.P.
                                       By:  Steel Partners, L.L.C., its General Partner

                                       By:  /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Name: Warren G. Lichtenstein
                                           Title: Managing Member

                                       "Steel Director"

                                       By:  /s/ James R. Henderson
                                           -------------------------------------
                                           Name: James R. Henderson

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 34 of 35 Pages
-------------------------                       --------------------------------

                                    AGREEMENT

         THIS  AGREEMENT  (the  "AGREEMENT")  dated as of August 30, 2006 by and among  Angelica  Corporation,  a Missouri  corporation  (the  "COMPANY"),  Steel
Partners, L.L.C., a Delaware limited liability company ("STEEL PARTNERS"), Steel
Partners II, L.P., a Delaware limited partnership ("STEEL II" and, together with
Steel Partners,  "STEEL"),  and John Quicke, an individual  residing at 11 Stony
Hollow, Chappaqua, New York 10514 ("STEEL DIRECTOR").

                              W I T N E S S E T H:

         WHEREAS,   the  Company  and  Steel  have  entered  into  that  certain
Settlement  Agreement dated as of August 30, 2006 (the  "SETTLEMENT  AGREEMENT")
pursuant  to which  the  Company  has  agreed to  appoint  or  nominate  certain individuals designated by Steel to be directors of the Company; and

         WHEREAS, as a condition to its entering into the Settlement  Agreement, and as a  condition  to the Board of  Directors  of the  Company  nominating  or appointing  such designee to the Board of Directors,  the Company  requires that each individual designated by Steel enter into this Agreement.

         NOW,   THEREFORE,   in   consideration   of  the   premises   and   the
representations,  warranties, covenants and agreements contained herein, and for other good and valuable consideration,  the receipt and sufficiency of which are hereby acknowledged,  each of the Company,  Steel and the Steel Director (each a
"PARTY"), intending to be legally bound, hereby agrees as follows:

         1. The  Steel  Director  agrees  to serve as a member  of the  Board of
Directors  until the earlier of his or her resignation or upon the expiration of the term thereof.  The Steel Director  further agrees to immediately  resign all positions  as a director  and officer of the Company and any  subsidiary  of the
Company  upon the  written  request  by Steel  delivered  to the Steel  Director requesting the Steel Director to resign as a director of the Company.

         2. The Steel  Director  acknowledges,  and  agrees to be bound by,  the terms of the Settlement  Agreement as fully as if the Steel Director was a Party thereto.

-------------------------                       --------------------------------
CUSIP No. 034663104                13D                       Page 35 of 35 Pages
-------------------------                       --------------------------------

         IN WITNESS  WHEREOF,  the Company,  Steel and the Steel  Director  have caused their respective duly authorized officers to execute this Agreement as of the day and year first above written.

                                       ANGELICA CORPORATION

                                       By:  /s/ Steven L. Frey
                                           -------------------------------------
                                           Name: Steven L. Frey
                                           Title: Vice President and General Counsel

                                       STEEL PARTNERS, L.L.C.

                                       By:  /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Name: Warren G. Lichtenstein
                                           Title: Managing Member

                                       STEEL PARTNERS II, L.P.
                                       By:  Steel Partners, L.L.C., its General Partner

                                       By:  /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Name: Warren G. Lichtenstein
                                           Title: Managing Member

                                       "Steel Director"

                                       By:  /s/ John Quicke
                                           -------------------------------------
                                           Name: John Quicke